Trust for Insured Municipals

CHANGES IN INVESTMENT POLICIES

The Board of Trustees of the trust recently approved a non-fundamental investment policy for the trust allowing it to invest up to 20% of its assets in unrated securities that have been determined by Van Kampen Asset Management to be of comparable quality to those rated investment grade.